Exhibit 99.1

OneConnect Announces Fourth Quarter and Full Year 2024 Unaudited Financial Results

SHENZHEN, China — (PRNewswire) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for the financial services industry in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights

•	Revenue from continuing operations[1] was RMB415 million, compared to RMB882 million during the same period last year.

•	Gross margin of continuing operations was 34.2%, compared to 39.0% during the same period last year; non-IFRS gross margin of continuing operations was 36.5%, compared to 40.8% during the same period last year.

Full Year 2024 Financial Highlights

•	Revenue from continuing operations was RMB2,248 million, compared to RMB3,522 million for the prior year.

•	Gross margin of continuing operations was 35.8%, compared to 37.7% for the prior year; non-IFRS gross margin of continuing operations was 38.2%, compared to 40.4% for the prior year.

•	Net loss from continuing operations attributable to shareholders was RMB669 million, compared to RMB211 million for the prior year. The increased net loss is mainly attributable to (i) an increase in impairment losses of goodwill of approximately RMB132 million, and (ii) a reversal of deferred income tax assets of approximately RMB454 million. Net margin of continuing operations to shareholders was -29.8%, compared to -6.0% for the prior year.

•	Net loss from continuing operations per basic and diluted ADS was RMB-18.42, compared to RMB-5.82 for the prior year.

•	Net loss from continuing and discontinued operations attributable to shareholders was RMB460 million, compared to a net loss of RMB363 million for the prior year. Net margin of continuing and discontinued operations to shareholders was -20.4%, compared to -10.3% for the prior year.

•	Net loss from continuing and discontinued operations per basic and diluted ADS was RMB -12.66, compared to RMB-9.99 for the prior year.

[1]	As previously reported, the Company completed the disposal of its virtual bank business (the “discontinued operations”) to Lufax Holding Ltd (“Lufax”) for a consideration of HK$933 million in cash on April 2, 2024. As a result of the disposal, the historical financial results of the Virtual Banking Business segment are now reflected as “discontinued operations” in the Company’s condensed consolidated financial information and the historical financial results of the remaining business of the Company are now reflected as “continuing operations” in the Company’s condensed consolidated financial information for the fourth quarter and full year ended December 31, 2024, and comparative information has been restated accordingly.

In RMB’000, except percentages and per ADS amounts	Three Months Ended December 31		YoY	Year Ended December 31		YoY
	2024	2023		2024	2023
Continuing operations
Revenue
Revenue from Ping An Group and Lufax[1]	190,822	561,128	-66.0%	1,307,064	2,360,108	-44.6%
Revenue from third-party customers[2]	224,405	320,771	-30.0%	941,039	1,161,483	-19.0%
Total	415,227	881,899	-52.9%	2,248,103	3,521,591	-36.2%
Gross profit	142,153	343,726		804,497	1,326,017
Gross margin	34.2%	39.0%		35.8%	37.7%
Non-IFRS gross margin	36.5%	40.8%		38.2%	40.4%
Operating loss	(147,741)	(45,063)		(303,533)	(217,285)
Operating margin	-35.6%	-5.1%		-13.5%	-6.2%
Net loss from continuing operations attributable to shareholders	(569,181)	(46,899)		(669,176)	(211,342)
Net margin of continuing operations to shareholders	-137.1%	-5.3%		-29.8%	-6.0%
Loss from continuing operations per ADS[3], basic and diluted	(15.67)	(1.29)		(18.42)	(5.82)
Net loss from continuing and discontinued operations attributable to shareholders	(569,181)	(81,349)		(459,677)	(362,715)
Net margin of continuing and discontinued operations to shareholders	-137.1%	-9.2%		-20.4%	-10.3%
Loss from continuing and discontinued operations per ADS, basic and diluted	(15.67)	(2.24)		(12.66)	(9.99)

[1]	Reference is made to the announcement made by Ping An Group on October 21, 2024. Lufax became a subsidiary of Ping An Group on July 30, 2024. Therefore, the Company’s revenue from Ping An Group shown in this table included revenue from Lufax since July 30, 2024. Revenue from Lufax for the year ended December 31, 2024 prior to its consolidation into Ping An Group was approximately RMB116 million.

[2]	Third-party customers refer to each customer with revenue contribution of less than 5% of the Company’s total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

[3]	In RMB. Each ADS represents 30 ordinary shares.

Revenue from Continuing Operations Breakdown

	Three Months Ended			Full Year Ended
In RMB’000, except percentages	December 31		YoY	December 31		YoY
	2024	2023		2024	2023
Implementation	170,991	216,357	-21.0%	664,127	834,620	-20.4%
Transaction-based and support revenue
Business origination services	1,317	23,723	-94.4%	30,078	132,112	-77.2%
Risk management services	60,905	92,934	-34.5%	247,828	320,462	-22.7%
Operation support services	144,918	194,189	-25.4%	549,273	861,056	-36.2%
Cloud services platform	5,051	334,076	-98.5%	618,088	1,245,952	-50.4%
Post-implementation support services	19,560	12,839	52.3%	69,064	52,012	32.8%
Others	12,485	7,781	60.5%	69,645	75,377	-7.6%
Sub-total for transaction-based and support revenue	244,236	665,542	-63.3%	1,583,976	2,686,971	-41.0%
Total Revenue from Continuing Operations	415,227	881,899	-52.9%	2,248,103	3,521,591	-36.2%

Revenue from continuing operations was RMB415 million in the fourth quarter of 2024, a decrease of 52.9% from RMB882 million during the same period last year, primarily due to a decrease of RMB329 million in revenue from cloud services platform. Implementation revenue was RMB171 million in the fourth quarter of 2024, a decrease of 21.0% from RMB216 million during the same period last year, mainly due to a decrease in demand for implementation of financial services systems in China. Revenue from business origination services was RMB1 million in the fourth quarter of 2024, a decrease of 94.4% from RMB24 million during the same period last year, primarily due to a decrease in transaction volumes from loan origination systems under digital credit management solutions. Revenue from risk management services was RMB61 million in the fourth quarter of 2024, a decrease of 34.5% from RMB93 million during the same period last year, mainly due to a decrease in transaction volumes from banking related risk analytic solutions. Revenue from operation support services was RMB145 million in the fourth quarter of 2024, a decrease of 25.4% from RMB194 million during the same period last year, primarily due to a shift in business model for a number of auto ecosystem service providers where the Company transitioned from acting as a contractor to a distributor, which impacted revenue recognition. Revenue from cloud services platform was RMB5 million in the fourth quarter of 2024, a decrease of 98.5% from RMB334 million during the same period last year, primarily due to the strategic phasing out of the cloud services since July 2024, details of which were previously disclosed in our announcement dated July 11, 2024 regarding an update on our business operations. Revenue from post-implementation support services was RMB20 million in the fourth quarter of 2024, an increase of 52.3% from RMB13 million during the same period last year, primarily due to increased demand for our post-implementation support services from our overseas customers.

	Three Months Ended			Full Year Ended
In RMB’000, except percentages	December 31		YoY	December 31		YoY
	2024	2023		2024	2023
Digital Banking segment	92,240	247,131	-62.7%	459,584	941,901	-51.2%
Digital Insurance segment	140,962	140,720	0.2%	542,450	657,213	-17.5%
Gamma Platform segment	182,025	494,047	-63.2%	1,246,069	1,922,477	-35.2%
Total Revenue from Continuing Operations	415,227	881,899	-52.9%	2,248,103	3,521,591	-36.2%

Revenue from Gamma Platform segment was RMB182 million in the fourth quarter of 2024, a decrease of 63.2% from RMB494 million during the same period last year, primarily due to the strategic phasing out of cloud services. Revenue from Digital Banking segment was RMB92 million in the fourth quarter of 2024, a decrease of 62.7% from RMB247 million during the same period last year, mainly due to a decrease in transaction volumes from business origination and risk management services. Revenue from Digital Insurance segment was RMB141 million in the fourth quarter of 2024, an increase of 0.2% from RMB141 million during the same period last year, remaining relatively stable compared to the same period last year.

Fourth Quarter 2024 Financial Results

Revenue from Continuing Operations

Revenue from continuing operations was RMB415 million in the fourth quarter of 2024, a decrease of 52.9% from RMB882 million during the same period last year, primarily due to a decrease in revenue from cloud services platform.

Cost of Revenue from Continuing Operations

Cost of revenue from continuing operations was RMB273 million in the fourth quarter of 2024, a decrease of 49.3% from RMB538 million during the same period last year, generally in line with the decrease in revenue.

Gross Profit from Continuing Operations

Gross profit from continuing operations was RMB142 million in the fourth quarter of 2024, compared to RMB344 million during the same period last year. Gross margin of continuing operations was 34.2%, compared to 39.0% in the prior year. The decrease in gross margin of continuing operations was mainly due to reduction in economies of scale caused by the decrease in revenue. Non-IFRS gross margin of continuing operations was 36.5%, compared to 40.8% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results for continuing operations (Unaudited).”

Operating Loss and Expenses from Continuing Operations

Total operating expenses from continuing operations were RMB165 million in the fourth quarter of 2024, compared to RMB391 million during the same period last year. As a percentage of revenue, total operating expenses from continuing operations decreased by 4.6ppt to 39.7% from 44.3% during the same period last year.

•	Research and Development expenses from continuing operations were RMB41 million in the fourth quarter of 2024, compared to RMB197 million during the same period last year. The decline was mainly due to the Company’s proactive adjustment of its business structure and its return on investment driven approach to manage research and development projects. As a percentage of revenue, research and development expenses from continuing operations decreased to 10.0% from 22.3% in the prior year.

•	Sales and Marketing expenses from continuing operations were RMB39 million in the fourth quarter of 2024, compared to RMB59 million during the same period last year. The decline was mainly due to a decrease in personnel costs and advertising expenses. As a percentage of revenue, sales and marketing expenses from continuing operations increased to 9.4% from 6.7% in the prior year.

•	General and Administrative expenses from continuing operations were RMB84 million in the fourth quarter of 2024, compared to RMB134 million during the same period last year. The decline was mainly due to a decrease in personnel costs. As a percentage of revenue, general and administrative expenses from continuing operations increased to 20.3% from 15.2% during the same period last year.

Operating loss from continuing operations was RMB148 million in the fourth quarter of 2024, compared to RMB45 million during the same period last year. Operating margin of continuing operations was -35.6%, compared to -5.1% in the prior year.

Net Loss from Continuing Operations Attributable to Shareholders

As a result of the discontinuation of its cloud services, the Company’s revenue has experienced a year-on-year decline since the third quarter as the Company continues to phase out its cloud services. The Company carries out regular business review, during which, the Company has re-assessed the relevant recoverable amount of the assets on its balance sheet as of December 31, 2024 and considered that goodwill impairment and a reversal of deferred income tax assets is appropriate for the quarter. As a result, net loss from continuing operations attributable to OneConnect’s shareholders was RMB569 million in the fourth quarter of 2024, compared to RMB47 million during the same period last year. Net loss from continuing operations attributable to OneConnect’s shareholders per basic and diluted ADS was RMB-15.67, compared to RMB-1.29 during the same period last year. Weighted average number of ordinary shares in the fourth quarter of 2024 was 1,089,589,125.

Cash Flow

For the fourth quarter of 2024, net cash generated from operating activities was RMB55 million, net cash generated from investing activities was RMB260 million, and net cash used in financing activities was RMB46 million.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward- looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its related parties, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliation of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

OCFT PR Team

pub_jryztppxcb@pingan.com.cn

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Continuing operations
Revenue	415,227	881,899	2,248,103	3,521,591
Cost of revenue	(273,074)	(538,173)	(1,443,606)	(2,195,574)
Gross profit	142,153	343,726	804,497	1,326,017
Research and development expenses	(41,463)	(196,973)	(510,898)	(955,201)
Selling and marketing expenses	(39,052)	(59,292)	(177,285)	(241,612)
General and administrative expenses	(84,388)	(134,283)	(305,110)	(375,128)
Net impairment losses on financial and contract assets	(3,430)	(7,289)	(31,255)	(40,544)
Other income, gains or loss – net	(121,561)	9,048	(83,482)	69,183
Operating loss	(147,741)	(45,063)	(303,533)	(217,285)
Finance income	19,660	10,001	67,484	29,580
Finance costs	(1,342)	(6,167)	(13,289)	(20,086)
Finance income – net	18,318	3,834	54,195	9,494
Share of gains of associate and joint venture -net	–	–	–	4,607
Impairment charges on associate	–	–	–	(7,157)
Loss before income tax	(129,423)	(41,229)	(249,338)	(210,341)
Income tax expense	(457,904)	(3,019)	(455,368)	(9,762)
Loss for the period from continuing operations	(587,327)	(44,248)	(704,706)	(220,103)
Discontinued operations
(Loss)/profit from discontinued operations (attributable to owners of the Company)	–	(34,450)	209,499	(151,373)
Loss for the period	(587,327)	(78,698)	(495,207)	(371,476)
(Loss)/profit attributable to:
– Owners of the Company	(569,181)	(81,349)	(459,677)	(362,715)
– Non-controlling interests	(18,146)	2,651	(35,530)	(8,761)
	(587,327)	(78,698)	(495,207)	(371,476)

	Three Months Ended December 31		Full Year Ended December 31
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
(Loss)/profit attributable to owners of the Company arises from:
– Continuing operations	(569,181)	(46,899)	(669,176)	(211,342)
– Discontinued operations	–	(34,450)	209,499	(151,373)
	(569,181)	(81,349)	(459,677)	(362,715)
Other comprehensive income/(loss), net of tax:
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences of continuing operations	2,225	(188)	(2,702)	(5,744)
– Exchange differences on translation of discontinued operations	–	(9,414)	177	9,624
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	–	(3,856)	6,056	500
– Disposal of subsidiaries	–	–	18,237	–
Items that will not be reclassified subsequently to profit or loss
– Foreign currency translation differences	50,280	(14,541)	31,636	22,336
– Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(3,204)	–	(3,204)	–
Other comprehensive income/(loss) for the period, net of tax	49,301	(27,999)	50,200	26,716
Total comprehensive loss for the period	(538,026)	(106,697)	(445,007)	(344,760)
Total comprehensive (loss)/income for the period attributable to:
– Owners of the Company	(519,880)	(109,348)	(409,477)	(335,999)
– Non-controlling interests	(18,146)	2,651	(35,530)	(8,761)
	(538,026)	(106,697)	(445,007)	(344,760)

	Three Months Ended December 31		Full Year Ended December 31
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Loss per share for loss from continuing operations attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.52)	(0.04)	(0.61)	(0.19)
Loss per ADS for loss from continuing operations attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(15.67)	(1.29)	(18.42)	(5.82)
Loss per share for loss attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.52)	(0.07)	(0.42)	(0.33)
Loss per ADS for loss attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(15.67)	(2.24)	(12.66)	(9.99)

ONECONNECT

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31 2024	December 31 2023
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	43,895	85,076
Intangible assets	195,636	471,371
Deferred tax assets	313,805	768,276
Financial assets measured at fair value through other comprehensive income	–	1,372,685
Restricted cash and time deposits over three months	–	5,319
Prepayments and other receivables	6,506	6,663
Trade receivables	10,106	–
Total non-current assets	569,948	2,709,390
Current assets
Trade receivables	496,429	710,669
Contract assets	63,420	95,825
Prepayments and other receivables	342,221	905,691
Financial assets measured at amortized cost from virtual bank	–	3,081
Financial assets measured at fair value through other comprehensive income	–	853,453
Financial assets measured at fair value through profit or loss	455,016	925,204
Derivative financial assets	40,356	38,008
Restricted cash and time deposits over three months	51,940	447,564
Cash and cash equivalents	1,947,922	1,379,473
Total current assets	3,397,304	5,358,968
Total assets	3,967,252	8,068,358

	December 31 2024	December 31 2023
	RMB’000	RMB’000
EQUITY AND LIABILITIES
EQUITY
Share capital	78	78
Shares held for share option scheme	(149,544)	(149,544)
Other reserves	11,041,209	10,989,851
Accumulated losses	(8,333,291)	(7,873,614)
Equity attributable to equity owners of the Company	2,558,452	2,966,771
Non-controlling interests	(54,509)	(18,979)
Total equity	2,503,943	2,947,792
LIABILITIES
Non-current liabilities
Trade and other payables	10,670	28,283
Contract liabilities	12,946	17,126
Deferred tax liabilities	–	2,079
Total non-current liabilities	23,616	47,488
Current liabilities
Trade and other payables	993,842	1,981,288
Payroll and welfare payables	311,190	385,908
Contract liabilities	115,501	138,563
Short-term borrowings	19,160	251,732
Customer deposits	–	2,261,214
Other financial liabilities from virtual bank	–	54,373
Total current liabilities	1,439,693	5,073,078
Total liabilities	1,463,309	5,120,566
Total equity and liabilities	3,967,252	8,068,358

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Net cash generated from/(used in) operating activities	55,225	174,099	(276,849)	(648,461)
Net cash generated from/(used in) investing activities	260,463	(197,255)	1,106,256	318,634
Net cash used in financing activities	(46,404)	(32,373)	(282,252)	(213,605)
Net increase/(decrease) in cash and cash equivalents	269,284	(55,529)	547,155	(543,432)
Cash and cash equivalents at the beginning of the period	1,643,654	1,451,556	1,379,473	1,907,776
Effects of exchange rate changes on cash and cash equivalents	34,984	(16,554)	21,294	15,129
Cash and cash equivalents at the end of period	1,947,922	1,379,473	1,947,922	1,379,473

ONECONNECT
RECONCILIATION OF IFRS AND NON-IFRS RESULTS
FOR CONTINUING OPERATIONS
(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2024	2023	2024	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Gross profit from continuing operations	142,153	343,726	804,497	1,326,017
Gross margin of continuing operations	34.2%	39.0%	35.8%	37.7%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	8,933	13,376	49,162	87,928
Depreciation of property and equipment recognized in cost of revenue	848	1,595	4,030	5,567
Share-based compensation expenses recognized in cost of revenue	(525)	778	87	3,233
Non-IFRS gross profit from continuing operations	151,409	359,475	857,776	1,422,745
Non-IFRS gross margin of continuing operations	36.5%	40.8%	38.2%	40.4%

Source: OneConnect Financial Technology Co., Ltd.